UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Rule 13d-102

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d)AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13(d)-2(b)

JAGUAR ACQUISTION CORPORATION

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

470084104

(CUSIP Number)

November 6, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G

CUSIP No. 470084104
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Steven M. Oliveira 1998 Chartiable Remainder Unitrust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 318,300
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 318,300
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,300
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES--
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 470084104
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Steven M. Oliveira
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 318,300
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 318,300
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,300
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES--
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 470084104
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Bernadette Oliveira
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 318,300
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 318,300
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,300
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES--
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12		TYPE OF REPORTING PERSON IN

SCHEDULE 13G

This Schedule 13G (the"Schedule 13G") is being filed on behalf of Steven M. Oliveira 1998 Charitable Remainder Unitrust (the "Trust") relating to shares of common stock of Jaguar Acquisition Corporation, a Delaware corporation (the "Issuer"), purchased by the Trust.

Item 1(a) Name of Issuer.

Jaguar Acquisition Corporation (the "Issuer")

Item 1(b). Address of Issuer’s Principal Executive Offices:

1200 River Road, Suite 1302

Conshohocken, PA 18428

Item 2(a). Name of Person Filing:

Steven M. Oliveira 1998 Charitable Remainder Unitrust (the "Trust"), Steven M. Oliveira and Bernadette Oliveira, (collectively, the "Reporting Persons")

Item 2(b). Address of Principal Business Office or, if none, Residence:

18 Fieldstone Court

New York, NY 10956

Item 2(c). Citizenship:

The Trust's place of organization is New York. Mr and Mrs. Oliveira are citizens of the United States of America

Item 2(d). Title of Class of Securities:

Common Stock, par value $.0001 per share (the "Common Stock").

Item 2(e). CUSIP Number:

470084104

Item 3. Reporting Person.

The person filing is not listed in Itwms 3(a) through 3(j)

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	The aggregate number of shares owned by the Reporting Persons is 318,300 shares of Common Stock.

Neither Mr. nor Mrs. Oliveira does not directly beneficially own any shares of Common Stock of the Issuer.

Mr. Oliveira, as trustee for the Trust, indirectly beneficially owns 318,300 shares of the Issuer’s Common Stock owned by the Trust and disclaims beneficial ownership of all the Common Stock of the Issuer owned by the Trust.

(b)	Percent of class: 5.6%

As of November 6, 2007, Mr. and Mrs. Oliveira, each as trustee for the Trust, may be deemed to be the beneficial owner of the shares beneficially owned by the Trust as either may direct the vote and disposition of the shares owned by the Trust, and therefore is deemed to own 5.6% of the shares of Common Stock owned by the Trust (except for its indirect pecuniary interest therein).

The information provided under this section is based on 5,716,667 shares of common stock outstanding as of August 10, 2007 as reported by the Issuer in its Quarterly Form 10-QSB filed with the Securities and Exchange Commission on August 14, 2007.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 318,300

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 318,300

The information in Items 1 and 5 through 11 on each of the two cover pages of thisSchedule 13g is hereby incorporated by reference,

Item 5. Ownership of Five Percent or Less of a Class

Inapplicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable.

Item 8. Identification and Classification of Members of the Group

Inapplicable.

Item 9. Notice of Dissolution of Group

Inapplicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2007

By: /s/ Steven Oliveira,
Individually and in his capity as a trustee of the Steven M. Oliveira 1998 charritable Remainder Unitrust

By: /s/ Bernadetta Oliveira,
Individually and in his capity as a trustee of the Steven M. Oliveira 1998 charritable Remainder Unitrust